EXHIBIT 15
Telvent Announces First Quarter 2010
Financial Results
A Stable Start to Achieve Targets for the Year
•	Non-GAAP[1] Organic Revenues of € 165.1 Million

•	Non-GAAP Diluted EPS of € 0.30

•	Strong New Order Bookings of € 204.3 Million, Taking Total Backlog to € 956.1 million
May 26, 2010 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced its unaudited financial results for the first quarter ended March 31, 2010.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “I am pleased to see that we are gaining traction again, supported by the level of bookings obtained in the first quarter. We are working in a very challenging market environment, but we believe we have the skills, diversification and solutions offering that will allow us to continue improving as the year progresses”.
He added, “We are encouraged by the resilience of our business in most of the regions that we serve, where we have signed several significant new projects with strategic customers, totaling more than € 204 million in the first quarter. This is allowing us to grow our backlog to over € 956 million, which provides us good visibility for the remainder of the year. We have also seen outstanding growth in our pipeline of identified opportunities in the Smart Grid space, with initiatives already materializing, in particular in North America”.
“Finally, although our business in Europe has remained strong through the first quarter, we will be carefully watching as the economic situation in the area develops”, he ended.
First Quarter 2010 Financial Highlights
Revenues for the first quarter of 2010 were € 165.1 million, a decrease of 1.4% from the same period of last year, when excluding the € 9.5 million revenues from the Abengoa internal IT outsourcing business that the Company sold effective January 1, 2010, and a foreign exchange impact of €0.9 million.

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

Gross margin was 39.2% in the first quarter of 2010, compared to 38.7% in the first quarter of 2009. The increase in gross margins was mostly due to higher contribution of our Software as a Service business.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter of 2010 were € 24.0 million, or 14.5% of total revenues for the period, compared to €27.8 million and 15.6% in the first quarter of 2009.
Operating margin for the first quarter of 2010 was 12.1%, compared to 13.6% in the first quarter of 2009.
Net income for the first quarter of 2010 was € 10.1 million, compared to €10.6 million reported in the first quarter of 2009. Both basic and diluted earnings per share (EPS) for the first quarter of 2010 were € 0.30, compared to € 0.31 in the first quarter of 2009. Basic and diluted EPS were determined by using a weighted average number of shares outstanding of 33,723,197 and 34,094,159, respectively, for the first quarter of 2010. The weighted average number of shares issued and outstanding for the first quarter of 2009 was 34,094,159.
New order bookings, or new contracts signed, during the first quarter of 2010 totaled € 204.3 million, compared to € 215.4 million for the first quarter of 2009, which excludes the new order bookings from the Abengoa IT outsourcing business that the Company sold effective January 1, 2010.
Backlog, representing the portion of signed contracts for which performance is pending, was € 956.1 million as of March 31, 2010, reflecting a 16.7% organic increase over the € 819.0 million in backlog at the end of March 2009.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.4 billion as of March 31, 2010.
As of March 31, 2010, cash and cash equivalents were € 80.4 million and total debt, including € 168.4 million of net credit line due to related parties, amounted to € 458.2 million, resulting in a net debt position of € 377.8 million. As of December 31, 2009, the Company’s net debt position, excluding the Abengoa internal IT outsourcing business sold effective January 1, 2010, was € 307.8 million, representing a change in net debt position of € (70.0) million.
For the first quarter of 2010, cash used in operating activities (excluding interest paid) was € 47.3 million and net cash was also used by
€ 7.1 million from other assets (mainly restricted cash and credit line receivable with related parties). Cash was also used to pay interest of € 4.1 million; in acquisitions for a total of € 3.4 million and to pay recurrent CAPEX of € 6.4 million. In addition, the Company received € 4.0 million from the sale of the Abengoa internal IT Outsourcing business sold effective January 1, 2010, and increased its net debt position by € 5.7 million due to the change in accounting principle related to the joint venture consolidation.

Business Highlights
Energy
Some of the most relevant projects signed during the first quarter of 2010 were as follows:
▪	Contract with BC Hydro, a Canadian utility, to supply the Telvent Distribution Management System (DMS). Telvent’s integrated, scalable Distribution Management System (DMS) solution will enhance BC Hydro’s ability to provide safe, secure and reliable energy supply to its 1.8 million customers particularly during major storms or unusual events. As part of the project, Telvent’s DMS and OASyS DNA SCADA System will be integrated as a single solution to allow BC Hydro to enable new system devices as well as to optimize the distribution grid to reduce system losses.
▪	Project to supply our Distribution Management System (DMS) components for an advanced network control system planned by Hungarian power distribution companies EMASZ Halozati Kft Miskolc and ELMU Halozati Kft Budapest. This new network control system will serve nearly half of Hungary’s electricity consumers. EMASZ and ELMU will implement advanced Telvent EMS and DMS network applications and functionalities to help coordinate all network facilities. We believe EMASZ and ELMU will improve operation performances and the quality of power supply with the new solution.
▪	Contract with Gas Natural México S.A. de C.V. to implement a turnkey technology solution to control its distribution network of approximately 1,250,000 end users in 38 municipalities. Telvent will use its SCADA system support, guaranteeing a smooth transition without non-planned outages. We believe a secure and reliable supply in a growing energy consumption market will be further strengthened by system redundancies, along with maintenance service.
▪	Contract with Pemex, the national energy company in Mexico, to install our supervision, control and data acquisition system OASyS SCADA to manage seven multiproduct pipelines of the National Oil Pipeline Network of Pemex Refinación. Telvent will optimize the operation by utilizing the current infrastructure operating with the Telvent OASyS SCADA system that today is managing the 12,400 km natural gas and LPG (Liquid Petroleum Gas) pipeline of Pemex Gas y Petroquímica Básica. The new Telvent system is expected to yield greater security in the operation of facilities, mitigating risks for personnel, local communities, and the environment.
▪	Contract with PetroChina to upgrade and extend the information systems of the Qing-Tie Oil Pipeline (Daqing-Tieling) project managed by PetroChina. Telvent will upgrade critical Qing-Tie Pipeline infrastructure and nine existing control stations. Additionally, Telvent will control a new parallel pipeline system extension that is 216 Km long with three pump stations. We believe the Daqing-Tieling contract allows a stable presence in PetroChina and provides good opportunity for further development of projects in oil pipeline field, and strengthens the relationship between Telvent and our customer, PetroChina.
Finally, in February 2010, our DMS solution received the 2009 SmartGrid.TMCnet.com Product of the Year Award from Technology Marketing Corporation (TMC) and Intelligent Communications Partners. Telvent DMS advanced analytics engine allows utilities to optimize their electric distribution grid and make the most out of existing assets. This robust, versatile toolset delivers complete functionality for planning, operation and analysis of the electric distribution system. This award proves our commitment to quality and excellence while addressing real needs in the marketplace.
Transportation
During the first quarter of 2010 some of the significant contracts signed were:
▪	Contract with DERSA, in Brazil, for the supply, installation and maintenance of Sao Paulo loop highways (Marginals Tietê y Pinheiros). Contract includes supply of all the ITS systems and system maintenance services. This project is expected to strengthen Telvent’s position in the Brazilian market, as technological leader in intelligent transportation systems.
▪	Contract with the Moroccan cities of Rabat and Salé to implement the SmartMobilityTM Light Rail solution for the new light rail system that will connect the two cities. The SmartMobilityTM system will allow Rabat authorities to be able to effectively coordinate interaction between the new light rail network and city traffic, with the capability to give priority at any time to light rail over private transportation in cases where it is considered to be suitable. This will help minimize light rail system delays and undue standstills, thereby enhancing city road safety levels.
▪	Extension of the contract with the Department of Transport of New York, in the United States, to support the mobility operations in the center of New York (JTMC of New York) for one additional year. Telvent’s staff shall provide its expertise in mobility management to departments of transport and traffic police of New York, in order to optimize the efficiency of the Centre, as well as the improvement of road safety in the city.
Environment
During the first quarter of 2010, significant contracts signed were:
▪	Contract with the Central Arizona Water Conservation District (CAWCD) in the U.S., to supply an upgraded OASyS DNA SCADA solution for the Central Arizona Project. The Central Arizona Project (CAP) water system, operated and maintained by CAWCD, is designed to distribute approximately 1.5 million acre-feet of Colorado River water per year to Pima, Pinal and Maricopa counties. The water is transported via a 336-mile long system of aqueducts, tunnels, pumping plants and pipelines. The system to be delivered will include multiple distributed control centers, advanced alarming features and an integrated OSI Soft PI Historian.
▪	Contract with Agencia Andaluza del Agua, Junta de Andalucía, in Spain, to maintain the Automated Hydrological Information System for the Basin of the Guadalquivir River. This contract proves the long-standing relationship between Telvent and the Andalucian Government.
▪	Contract with the Agencia Estatal de Meteorología, Aemet, in Spain, to extend the contract of maintenance of their meteorological systems in airports. This project is of strategic importance for Telvent, because it consolidates its leadership position in meteorological systems in airports in Spain.
▪	Contract with United Airlines where Telvent DTN will support up to 122 worldwide airport locations by providing them access to the MxVision AviationSentry Online® Airport Operations Edition professional package. The system includes site-specific forecasts - accessible either online or via a mobile device, real-time lightning information, patented alerts, plus access to our team of experienced meteorologists 24/7 via the online consulting forum. This system will allow the airline to provide a safe setting for ramp personnel, aircraft fueling and/or baggage handling.
Agriculture
100% of the revenues in our Agriculture segment is generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusiness. This segment, which is over 90% subscription based, had revenue subscription retention rates that approximate 90% for the quarter.
We have over 561,000 subscribers to our business information in our Agriculture segment, including 37,000 of the largest farm producers who are paying for premium content, 14,700 originators and local/regional agribusiness users, including the top elevators, ethanol plants and feedlots, and over 3,900 agribusiness users using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first quarter of 2010, transactions involving more than 13 million bushels of grain were transacted through our grains trading portal between our 1,020 agribusiness portal locations and our 22,660 registered portal producers.

Global Services
During the first quarter of 2010, significant contracts signed were:
▪	Contract with Agencia EFE, one of the leading national and international news agencies, for implementation of the “Multimedia Publishing System” (SIEM in its Spanish acronym), which consists of the creation of a single system for producing multimedia news content that integrates all of the information generated by the Agencia EFE. Telvent will be in charge of this project, including Alfresco technology application consulting, analysis and development. A pilot experience will be implemented in Madrid over the course of 2010, and in 2011 the project is expected to be rolled out worldwide.

Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
- Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
- Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.
- Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
- Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
Conference Call Details
Manuel Sanchez, Chairman and CEO and Barbara Zubiria, Chief Accounting Officer and Head of Investor Relations, will conduct a conference call to discuss first quarter results, which will be simultaneously webcast, at 11:00 A.M. Eastern Time / 5:00 P.M. Madrid Time on Wednesday, May 26, 2010.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 73227815.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency and reliability of the world’s premier organizations. The company serves markets critical to the sustainability of the planet, including the energy, transportation, agriculture, and environmental sectors. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +1 301 354 4680
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions and include statements regarding our guidance for the first quarter ended March 31, 2010 and our expectations for the year ending December 31, 2010. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 18, 2010.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2010 (Unaudited)	2009 (Audited)
Assets:
Current assets:
Cash and cash equivalents	€80,354	€92,893
Restricted cash	—	—
Other short-term investments	788	758
Derivative contracts	3,538	2,622
Accounts receivable (net of allowances of €1,320 as of March 31, 2010 and €1,122 as of December 31, 2009)	89,597	66,450
Unbilled revenues	352,746	320,919
Due from related parties	26,977	8,762
Inventory	17,132	20,432
Other taxes receivable	25,661	18,974
Deferred tax assets	3,181	4,137
Other current assets	5,412	5,694

Total current assets	€605,386	€541,641
Deposits and other investments	7,543	7,476
Investments carried under the equity method	8,311	6,472
Property, plant and equipment, net	79,628	81,549
Long-term receivables and other assets	10,836	10,732
Deferred tax assets	43,521	41,166
Other intangible assets, net	198,061	184,359
Goodwill	253,994	234,404
Derivative contracts long-term	573	831

Total assets	€1,207,853	€1,108,630

Liabilities and equity:
Current liabilities:
Accounts payable	€215,718	€264,368
Billings in excess of costs and estimated earnings	66,559	61,989
Accrued and other liabilities	18,178	15,951
Income and other taxes payable	20,487	24,526
Deferred tax liabilities	4,227	4,554
Due to related parties	190,046	63,915
Current portion of long-term debt	12,923	17,621
Short-term debt	60,342	97,335
Short-term leasing obligations	2,148	8,822
Derivative contracts	4,450	4,788

Total current liabilities	€595,078	€563,869
Long-term debt less current portion	198,512	171,202
Long-term leasing obligations	15,857	13,043
Derivative contracts long-term	811	1,430
Other long term liabilities	32,945	29,516
Deferred tax liabilities	52,488	48,226
Unearned income	3,122	1,360

Total liabilities	€898,813	€828,646

Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2010 (Unaudited)	2009 (Audited)
Commitments and contingencies	—	—

Equity:
Non-controlling interest	272	208
Shareholders’ equity:
Common stock, €3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in-capital	94,555	94,481
Accumulated other comprehensive income (loss)	(1,777)	(24,967)
Retained earnings	118,242	112,514

Total shareholders’ equity	€308,768	€279,776

Total Equity	€309,040	€279,984

Total liabilities and shareholders’ equity	€1,207,853	€1,108,630

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2010	2009
Revenues	€157,731	€182,521
Cost of revenues	94,960	113,651

Gross profit	€62,771	€68,870

General and administrative	30,057	28,870
Sales and marketing	8,247	7,872
Research and development	2,834	4,829
Depreciation and amortization	7,954	6,879

Total operating expenses	€49,092	€48,450

Income from operations	13,679	20,420
Interest expense	(7,367)	(7,236)
Interest income	72	25
Other financial income (expense), net	(2,326)	(5,687)
Income from companies carried under equity method	2,196	79
Other income (expense), net	—	—

Total other income (expense)	€(7,425)	€(12,819)

Income before income taxes	6,254	7,601
Income tax expense (benefit)	196	1,193

Net income	€6,058	€6,408

Loss/(profit) attributable non-controlling interests	(330)	(281)

Net income attributable to the parent company	€5,728	€6,127

Earnings per share
Basic net income attributable to the parent company per share	€0.17	€0.18

Diluted net income attributable to the parent company per share	€0.17	€0.18

Weighted average number of shares outstanding
Basic	33,723,197	34,094,159
Diluted	34,094,159	34,094,159

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended
	March 31,
	2010	2009
Cash flows from operating activities:
Net income attributable to the parent company	€5,728	€6,127
Less (loss)/profit attributable to non-controlling interest	330	281

Net income	6,058	6,408
Adjustments to reconcile net income (attributable to the parent company) to net cash provided by operating activities:	10,468	14,170
Change in operating assets and liabilities, net of amounts acquired:	(66,551)	(82,872)
Change in operating assets and liabilities, due to temporary joint ventures	(1,046)	(300)
Adoption of SFAS 167	(5,707)	—

Net cash provided by (used in) operating activities	€(57,108)	€(62,875)

Cash flows from investing activities:
Restricted cash – guaranteed deposit of long term investments and commercial transactions	445	18,215
Due from related parties	(46,493)	8,491
Purchase of property, plant & equipment	(2,173)	(1,820)
Investment in intangible assets	(4,223)	(1,527)
Acquisition of subsidiaries, and non-controlling interests, net of cash	(2,704)	(1,354)
Acquisition of investment	(667)	(332)
Sale of internal IT outsourcing business	3,599	—

Net cash provided by (used in) investing activities	€(52,216)	€(21,673)

Cash flows from financing activities:
Proceeds from long-term debt	33	21
Proceeds from sale and lease-back transaction	—	—
Repayment of long-term debt	(4,329)	(11,421)
Proceeds from short-term debt	12,247	3,556
Repayment of short-term debt	(34,216)	(6,151)
Dividends paid to shareholders	—	—
Dividends paid to non controlling interest	—	—
Proceeds from issuance of common stock, net	—	—
Proceeds (repayments) of government loans	595	(221)
Purchase of treasury stock	—	—
Due to related parties	120,076	37,502

Net cash provided by (used in) financing activities	€94,406	€23,286

Net increase (decrease) in cash and cash equivalents	€(14,918)	€(17,916)
Net effect of foreign exchange in cash and cash equivalents	2,378	1,178
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	554	6,931

Cash and cash equivalents at the end of period	€80,354	€50,985

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
US GAAP	2010	2009

Revenues
Energy	€53,208	€51,569
Transportation	38,473	51,252
Environment	12,197	15,028
Agriculture	19,814	20,997
Global Services	34,039	43,675

	€157,731	€182,521

Gross Margin
Energy	40.2%	36.0%
Transportation	34.4	30.4
Environment	41.5	36.9
Agriculture	72.6	77.9
Global Services	25.5	29.3

	39.8%	37.7%

	Three months ended
	March 31,
Non-GAAP	2010	2009

Revenues
Energy	€55,280	€51,859
Transportation	40,896	47,012
Environment	14,155	14,372
Agriculture	19,814	20,997
Global Services	34,930	43,556

	€165,075	€177,796

Gross Margin
Energy	39.8%	35.9%
Transportation	32.1	33.0
Environment	45.8	38.9
Agriculture	72.6	77.9
Global Services	24.9	29.4

	39.2%	38.7%

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended
	March 31,
	2010		2009
Reconciliation of Non-GAAP Revenues:
Revenues		€157,731	€182,521
Joint Venture adjustment		7,344	(4,726)

Non-GAAP Revenues		165,075	177,795

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	%	39.8%	37.7
Joint Venture adjustment effect on margin		(0.6)	1.0

Non-GAAP Gross Margin		39.2	38.7

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company		€5,728	€6,127
Loss/(profit) attributable non-controlling interests		330	281
Income tax expense (benefit)		196	1,193
Other income (expense), net		—	—
Income from companies carried under equity method		(2,196)	(79)
Other financial income (expense), net		2,326	5,687
Interest income		(72)	(25)
Interest expense		7,367	7,236
Depreciation and amortization		7,954	6,879

EBITDA		21,633	27,299
Adjustments
Stock compensation plan expense adjustment		785	452
Joint Venture effect adjustment		1,589	1

Adjusted EBITDA		24,007	27,752

Reconciliation of Non-GAAP Income from Operations:
Income from Operations		€13,679	€20,420
Joint Venture adjustment effect		1,524	1
Stock compensation plan expense adjustment		785	452
Amortization of Intangibles adjustment		3,928	3,301

Non-GAAP Income from Operations		19,916	24,174

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	%	8.7%	11.2
Joint Venture effect		0.4	0.0
Stock compensation plan expenses effect on margin		0.5	0.2
Amortization of Intangibles effect on margin		2.5	2.2

Non-GAAP Operating Margin		12.1	13.6

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended
	March, 31
	2010	2009
Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€5,728	€6,127
Joint Venture effect	(465)	(89)
Stock compensation plan expenses	785	452
Amortization of Intangibles	3,928	3,301
Mark to market of derivatives	1,220	2,485
Fiscal effect of previous adjustments	(1,396)	(1,784)
Loss/(Profit) attributable to non-controlling interests	345	78

Non-GAAP Net income attributable to the parent company	10,145	10,570

Reconciliation of Non-GAAP Earnings per Share:
GAAP Basic and diluted net Earnings per share	€0.17	€0.18
Joint Venture effect on EPS	(0.01)	0.00
Stock compensation plan expenses effect on EPS	0.02	0.01
Amortization of Intangibles effect on EPS	0.12	0.10
Mark to market of derivatives effect on EPS	0.04	0.07
Fiscal effect of previous adjustments effect on EPS	(0.04)	(0.05)
Loss/(Profit) attributable to non-controlling interests	0.00	0.00

Non-GAAP Basic and diluted net Earnings per share	0.30	0.31